       AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 3, 2000

                                                      REGISTRATION NO. 333-72429
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         -------------------------------

                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                         -------------------------------

                       VIDEO NETWORK COMMUNICATIONS, INC.
                    (FORMERLY OBJECTIVE COMMUNICATIONS, INC.)
             (Exact Name of Registrant as Specified in Its Charter)

           DELAWARE                            3669                         54-1707962
(State or Other Jurisdiction of    (Primary Standard Industrial            (IRS Employer
Incorporation or Organization)      Classification Code Number)       Identification Number)

                         -------------------------------

          VIDEO NETWORK COMMUNICATIONS, INC.                                 ROBERT H. EMERY
                50 INTERNATIONAL DRIVE                                   50 INTERNATIONAL DRIVE
           PORTSMOUTH, NEW HAMPSHIRE 03801                           PORTSMOUTH, NEW HAMPSHIRE 03801
                    (603) 334-6700                                           (603) 334-6700
   (Address, including Zip Code, and Telephone Number,      (Name, Address, including Zip Code, and Telephone
including Area Code, of Registrant's Principal Executive                Number of Agent for Service)
                    Offices)

                                    COPY TO:
                              ELLEN C. GRADY, ESQ.
                                   SHAWPITTMAN
                            1676 INTERNATIONAL DRIVE
                             MCLEAN, VIRGINIA 22102
                                 (703) 790-7946

                         -------------------------------

            APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as possible after the effective date of this Registration Statement.

            If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

            If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or reinvestment plans, check the following box. [X]

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

            If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


================================================================================

                                EXPLANATORY NOTE

            This Post-Effective Amendment No. 1 to our Registration Statement (Registration No. 333-72429) updates, amends and completes the prospectus included in the Registration Statement for use by (1) certain selling stockholders to offer and resell up to 837,839 shares of common stock covered by the Registration Statement; and (2) Video Network Communications, Inc. (the "Company") to offer and sell up to (a) 4,600,000 shares of common stock issuable upon the exercise of our outstanding publicly traded common stock purchase warrants issued in our June 1999 public offering of units, and (b) the following securities issuable upon exercise of our outstanding purchase options: 600,000 shares of common stock, redeemable common stock purchase warrants to purchase 400,000 shares of common stock, and an additional 400,000 shares of common stock issuable upon the exercise of those warrants. This Post-Effective Amendment
No. 1 also converts the Registration Statement from a registration statement on Form SB-2 to a registration statement on Form S-3. We originally filed this Registration Statement with the Commission in February 1999 in connection with (1) a primary offering of units by us, each unit consisting of three shares of common stock and two warrants to purchase one share of common stock, in an underwritten offering (the "Company Offering"), and to register the sale by us of purchase options issued to certain affiliates of the representative of the underwriters of the Company Offering and the securities underlying the purchase options, and (2) a secondary offering of shares of common stock by certain selling stockholders who may offer and sell such securities on a delayed or continuous basis from time to time. The Commission declared the Registration Statement effective on June 15, 1999. We completed the Company Offering in June 1999.

            We are filing this Post-Effective Amendment No. 1 to complete the prospectus to be used to offer and sell the following securities. Certain selling stockholders are offering and reselling 837,839 shares of our common stock, originally issued by us in private placements completed in February and June 1999. We are also using this prospectus to offer and sell 4,600,000 shares of our common stock issuable upon exercise of our outstanding warrants, and the following securities issuable upon the exercise of our outstanding purchase options: (a) 600,000 shares of common stock, (b) 400,000 redeemable common stock purchase warrants, and (c) an additional 400,000 shares of common stock issuable upon exercise of those warrants. We issued and sold the publicly traded warrants in the Company Offering. Our publicly traded warrants are first exercisable on June 15, 2000 at an initial exercise price of $4.00 per share and expire on June 15, 2004. We first issued the outstanding purchase options in our June 1999 public offering to certain affiliates of the representative of the underwriters of the Company Offering (the "Representative's Purchase Options"). The Representative's Purchase Options become exercisable on June 15, 2000, the first anniversary of the date of issuance, at an initial exercise price of $12.375 per purchase option, and are exercisable for a period of four years. The warrants underlying the purchase options are the same as the warrants sold in the Company Offering except that the initial exercise price is $6.60 per share.

            Of the securities to be offered and sold in the Offering by the selling stockholders, 721,741 shares of common stock are subject to a lock-up arrangement that expires on June 15, 2000, and 58,101 shares of common stock held by certain of our directors and executive officers and former directors and former executive officers are subject to a lock-up arrangement that expires on September 15, 2000. In both cases, the shares of common stock subject to the lock-up arrangements can be transferred earlier than the expiration date of the lock-up with the prior consent of the representative of the underwriters of our June 1999 public offering.

            All of the equity securities covered by this Post-Effective Amendment No. 1 to be offered and sold by the selling stockholders will be sold for their own accounts, and we will not receive any proceeds from the sale of such securities. If the outstanding publicly traded warrants are exercised in full, we will receive gross proceeds of $18,400,000. If the Representative's Purchase Options are exercised in full for cash, we will receive gross proceeds of $2,475,000 and if the warrants issuable upon exercise of Representative's Purchase Options are exercised in full, then we will receive additional gross proceeds of $2,640,000. We intend to use any net proceeds from the exercise of the outstanding publicly traded warrants, or the exercise of the Representative's Purchase Options and the underlying warrants, for general corporate purposes and to provide working capital.

PROSPECTUS

VIDEO NETWORK COMMUNICATIONS, INC.     [VIDEO NETWORK COMMUNICATIONS, INC. LOGO]

            This prospectus relates to the offering and sale of the following equity securities of Video Network Communications, Inc., by the persons indicated. Certain selling stockholders of VNCI are offering and reselling 837,839 outstanding shares of our common stock. We are offering up to 4,600,000 shares of our common stock for issuance upon exercise of our outstanding publicly traded warrants and the following equity securities for issuance upon the exercise of 200,000 outstanding purchase options: 600,000 shares of our common stock, 400,000 redeemable common stock purchase warrants, and an additional 400,000 shares of our common stock issuable upon exercise of the warrants mentioned above.

            Our outstanding publicly traded warrants entitle the holder to purchase one share of our common stock at an initial exercise price of $4.00 per share during a four-year period beginning on June 15, 2000. We may, with the consent of the representative of our June 1999 public offering, redeem the warrants at any time after they become exercisable at a price of $.01 per warrant upon not less than 30 days' notice if the last sale price of the common stock has been at least 200% of the then exercise price per warrant (initially $8.00 per share) for the 20 consecutive trading days ending on the third day prior to the day on which notice is given.

            The outstanding purchase options are exercisable by the holders during a period beginning on June 15, 2000 and ending on June 15, 2004, and are exercisable in cash at an initial exercise price of $12.375 per unit. In lieu of paying the exercise price in cash, holders of the purchase options also have the right to convert any exercisable but unexercised portion of the purchase options into securities using a conversion formula based on the value of the options being converted. Upon exercise of the purchase options, each holder is entitled to receive, for each purchase option exercised, three shares of our common stock and two redeemable common stock purchase warrants. The common stock and the warrants are separately transferable. Each warrant issued upon exercise of the purchase options entitles the holder to purchase one share of common stock at an initial exercise price of $6.60 during a four-year period that begins on June 15, 2000 and expires on June 15, 2004. Upon issuance, these warrants will constitute part of the class of our outstanding publicly traded warrants. As with our other publicly traded warrants, we have the right to redeem the warrants at any time after they become exercisable, at a price of $.01 per warrant upon not less than 30 days' prior written notice if the last sale price of the common stock has been at least 200% of the then exercise price per warrant for the 20 consecutive trading days ending on the third day prior to the date on which the notice is given.

            Of the securities covered by this prospectus, 721,741 shares of common stock are subject to a lock-up arrangement that expires on June 15, 2000, and 58,101 shares of common stock held by certain of our directors and executive officers and former directors and former executive officers are subject to a lock-up arrangement that expires on September 15, 2000. In both cases, the shares of common stock subject to the lock-up arrangements can be transferred earlier than the expiration date of the arrangement with the prior consent of the representative of the underwriters of our June 1999 public offering.

            We will not receive any proceeds from the sale of common stock by the selling stockholders. If the outstanding publicly traded warrants are exercised in full for cash, we will receive gross proceeds of $18,400,000. In addition, if the purchase options are exercised in full, we will receive gross proceeds of $2,475,000, and we will issue to the holders of such options a total of 600,000 shares of our common stock and 400,000 redeemable common stock purchase warrants. If those warrants are exercised in full, we will receive additional gross proceeds of $2,640,000, and we will issue a total of an additional 400,000 shares of our common stock to the holders of such warrants. We may pay certain solicitation fees in connection with the exercise of the publicly traded warrants. At the time we completed our June 1999 public offering, we agreed to pay EarlyBirdCapital.com, the representative of the underwriters of that offering, a fee equal to 5% of the exercise price of each warrant exercised if EarlyBirdCapital.com solicited the exercise of such warrant. The payment of the solicitation fee is subject to certain conditions, including, among others, limitations imposed by the National Association of Securities Dealers, Inc. on the payment and scope of such fees.

            The shares of common stock issuable upon exercise of our outstanding warrants and the securities that are issuable by us upon exercise of the outstanding purchase options, are offered solely by us and no underwriters are participating in the offering. The securities offered by the selling stockholders may be offered by them for sale from time to time in one or more transactions, including block trades, on the Nasdaq SmallCap market, in the over-the-counter market, in privately negotiated transactions, in other methods of sale described under "Plan of Distribution" later in this prospectus. The selling stockholders may sell the securities offered by this prospectus in amounts and at times determined by them.

            The selling stockholders and any broker-dealer or agent that participates with the selling stockholders in the distribution of the equity securities may be deemed to be "underwriters" within the meaning of section 2(11) of the Securities Act of 1933, as amended, in which case any commissions or profits on the resale of the securities may be deemed underwriting commissions or discounts under the Securities Act.

            We will pay all of the costs and fees relating to the registration of the securities covered by this prospectus. We will not pay, however, any discounts, concessions or commissions payable to underwriters, dealers or agents incident to the offering of the securities.

            Our common stock and warrants trade on the Nasdaq SmallCap market under the symbols VNCI and VNCIW, respectively. On April 25, 2000, the last sales prices of the common stock and warrants as reported on The Nasdaq SmallCap market was $2.50 per share and $1.2813 per warrant.

            INVESTING IN OUR EQUITY SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD INVEST IN THE SECURITIES ONLY IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

            NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   MAY 3, 2000

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

            We are subject to the information requirements of the Securities Exchange Act of 1934, and, in accordance with those requirements, we file reports and other information with the SEC. Our reports, proxy statements, and other information can be inspected without charge at the public reference rooms maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of those materials also may be obtained from the public reference section of the SEC, 450 Fifth Street, N.W., Washington, D.C., 20549, at prescribed rates. You may obtain additional information about the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Information is also publicly available through the SEC's web site located at http://www.sec.gov. Our common stock and publicly traded warrants are quoted on the Nasdaq SmallCap Market and information concerning us also can be inspected at the office of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006-1500.

            The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including VNCI. We maintain a Web site that includes our SEC reports as well as other information about us at http://www.vnci.net. Other than the information that we specifically incorporate by reference in this prospectus as set forth below, none of the other information referred to above should be considered part of this prospectus.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

            The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), until the selling stockholders sell all of the securities covered by this prospectus. This prospectus is part of a registration statement we filed with the SEC.

            1. Our registration statement on Form 8-A filed with the SEC on March 13, 1997, registering our common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");

            2. Our registration statement on Form 8-A filed with the Commission on June 18, 1999, registering our units and warrants under Section 12(g) of the Exchange Act; and

            3. Our Annual Report on Form 10-KSB, as amended, for the year ended December 31, 1999, as filed with the SEC on March 30, 2000.

            You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Video Network Communications, Inc., 50 International Drive, Portsmouth, New Hampshire 03801, Attention: Robert H. Emery, Chief Financial Officer and Vice President, Administration, Telephone number 603-334-6700.

            We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the equity securities offered under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, certain terms of which are omitted in accordance with the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding VNCI and the equity securities offered under this prospectus, we refer you to the registration statement and the exhibits and schedules which may be obtained from the SEC at its principal office in Washington, D.C. upon payment of the fees prescribed by the SEC.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            --------
             Where to Find Additional Information........................        2
             Incorporation of Certain Documents By Reference ............        2
             Table of Contents...........................................        3
             Prospectus Summary..........................................        4
             Risk Factors................................................        6
             Use of Proceeds.............................................       10
             Price Range of Common Stock.................................       10
             Beneficial Ownership of  Selling Stockholders...............       11
             Certain Transactions With Selling Stockholders..............       15
             Description of Securities...................................       17
             Plan of Distribution........................................       18
             Legal Matters...............................................       20
             Experts.....................................................       20

            Video Network Communications, Inc. was incorporated in 1993 under the corporate name "Objective Communications, Inc." We changed our name to Video Network Communications, Inc. in September of 1999. Our executive offices are located at 50 International Drive, Portsmouth, New Hampshire 03801, and our telephone number is (603) 334-6700.

            Unless otherwise indicated in this prospectus, all information in this prospectus gives effect to a one share for seven shares reverse stock split of our issued and outstanding common stock effective on April 14, 1999, gives effect to the conversion to common stock of our issued and outstanding Series B 5% Cumulative Convertible Preferred Stock on June 18, 1999, and gives effect to the conversion to common stock of our outstanding 5% Convertible Debentures due 2003 on June 18, 1999.

            Some of the statements contained in this prospectus including statements under "Prospectus Summary" and "Risk Factors" are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and may involve a number of risks and uncertainties. Actual results and future events may differ significantly based upon a number of factors, including:

            -  risks in product and technology development;

            -  customer and market acceptance of new products;

            -  demand for our products; and

            -  the impact of competitive products and pricing.

            In this prospectus, we refer to Video Network Communications, Inc., a Delaware corporation, as we, the Company or VNCI. We refer to the stockholders who beneficially own securities being offered and sold using this prospectus as the selling stockholders. We refer to prospective investors as you or the investor(s).

            VidPhone(R) and VidModem(R) are registered trademarks of VNCI, and we have an application pending to register VNCI(R). This prospectus also contains trademarks and trade names of other companies.

                               PROSPECTUS SUMMARY

            This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in the common stock. You should read the entire prospectus and the documents incorporated by reference in this prospectus carefully, including the "Risk Factors" section.

GENERAL

            We design, develop and market full motion, high resolution, cost-effective video network systems. Users of our VidPhone video network system can view broadcast video, participate in multi-party video conferences and retrieve stored video on demand. We believe that the VidPhone system offers greater functionality and compatibility with existing infrastructure and higher quality than other video network or conferencing systems available today.

            The VidPhone video network system:

            - enables simultaneous two-way transmission of full-motion, high resolution video, FM-quality audio, and data;

            - has no transmission delays within a building or small business campus so audio and video are fully synchronized;

            -      uses the same wiring as the telephone;

            - is independent of the local area network ("LAN"), so no additional wiring or local area network management is required; and

            - requires minimal computer processing power, which permits concurrent use of other computer applications.

            Our initial products and technology first achieved commercial acceptance during the first half of 1999. We have had limited sales of our system and its components since the introduction, but we have shown revenue and sales growth. To date we have recognized minimal revenues from sales of the VidPhone system and its components.

            We market our video network system directly and through telephone product and service providers, systems integrators and value-added resellers ("VARs") who will generally market and sell our video network system as an upgrade to their existing customers' telephone and information systems. We currently have agreements with more than a dozen resellers. We also have a small internal direct sales force to promote our VidPhone system, to create reference accounts in major markets, and to support our third party resellers. We are developing vertical distribution channels for our VidPhone system, initially targeting the education, government and financial and medical industries. We believe that in order for our company to be successful, we will need to achieve higher level of sales in a relatively short time, which may require substantially higher sales and marketing expenditures in the future. At this time, we do not have the financial resources to expend on sales and marketing that may be required to achieve this growth.

RECENT DEVELOPMENTS

            We have significantly restructured our management and operations since July 1998. James Bunker, who has extensive experience "turning-around" businesses, served as our President and Chief Executive Officer from July 1998 to September 1999. He currently serves as the Chairman of our Board of Directors. In September 1999, we hired Carl Muscari, who currently serves as our President and Chief Executive Officer and as a member of our Board of Directors. Our founder, Steven Rogers, who formerly served as our Chief Executive Officer and President from our inception until July 1998, continued to serve our company as a senior officer responsible for our technology from July 1998 until August 1999, when he left our company. Mr. Rogers continues to serve as a member of our Board of Directors. We also recently hired a new Vice President, Sales and Marketing, in an effort to improve our sales in the near future.

            As part of our restructuring, we significantly reduced the number of our employees from approximately 135 in July 1998, to approximately 54 employees as of the date of this prospectus. We also implemented new cash management and expense policies. These changes reduced our total operating expenses in 1999 by approximately 54% compared to the same period in 1998, and reduced our cash used in operating activities in 1999 by approximately 51% over 1998. During 1999, we also refined our sales and marketing strategy, focusing on promoting the VidPhone system to our large resellers and their customers.

            Our financial results for 1999 reflect the positive effects of the restructuring and cost reduction program that we began in July of 1998. As a result of the introduction of the first commercial version of the VidPhone system in August 1998, which incorporated our Release 1.4 software, we reported revenues of approximately $2.4 million for 1999, compared to approximately $766,000 for 1998. As a result of our aggressive cost reduction program, total selling, general and administrative expenses were reduced in 1999 to approximately $5 million, from approximately $9 million during 1998, a decrease of approximately $4 million or approximately 44%. We believe that our 1999 results are a positive first step toward our goal of achieving commercial acceptance of the VidPhone system.

            We expect that our operating expenses will continue to be in the range of the current level, or will increase slightly, for the foreseeable future. We also anticipate that we will be required to increase inventory purchases as sales of our products increase. We are unable to predict our anticipated level of revenues in the future, because our product is new, requires a substantial investment by our customers and because we do not have a lengthy operating history upon which to base our projections. We have a limited operating history, and therefore, we do not have any substantial basis upon which to predict our sales cycle.

            As of December 31, 1999, we had approximately $2,595,000 in cash and cash equivalents, which had declined to approximately $1,848,000 at March 31, 2000. We expect to generate revenues from operations during the next twelve months. However, we believe that these additional revenues together with our existing cash may not be sufficient to fund our operations for that period. Accordingly, we anticipate that we may require additional financing to fund our operations. We have begun discussions with some potential financial investors and strategic partners and we are seeking to complete a private financing in the near future. We intend to continue to fund our operations with our existing cash and with cash generated from customer payments on outstanding accounts receivable until we complete an additional financing. However, the timing and amount of customer payments is uncertain. Our ability to complete a financing, the timing of the financing and its terms are subject to a number of conditions, including market conditions, some of which are beyond our control. There can be no assurance that the Company will be able to secure financing or, if obtained, the timing or the terms of any such financing. If we do not secure additional financing when needed, we may be forced to consider alternative methods of maximizing stockholder value, which could include a sale of the Company, asset sales, workout alternatives or bankruptcy.

STRATEGY

            Our objective is to become a leading provider of video network systems. The key elements of our strategy are to:

            -     create brand-name recognition of the VidPhone system;

            - position the VidPhone system as an enhancement to existing telephone and information systems; and

            - distribute the VidPhone system through established distribution channels with large customer bases.

                                  RISK FACTORS

            Investing in our equity securities is very risky. You should be able to bear a complete loss of your investment. You should consider carefully the following factors, among others.

WE WILL REQUIRE ADDITIONAL FINANCING

            We estimate that our cash on hand will fund and anticipated receipts from operations will fund our operations for the foreseeable future. However, changes in the market in which we operate, in our business, or in our business plan could increase our need for additional capital. Our future capital requirements could exceed our current expectations as a result of increases in the cost of manufacturing and marketing activities, the size of our research and development programs, the length of time required to collect accounts receivable, and competing technological and market developments.

            After our current cash is exhausted, we will need additional cash to continue operating. To date, the cash generated from operations has not been sufficient to fund our business and we have been dependent on financings to continue operating. We expect that we will continue to require outside debt or equity financing for the foreseeable future. We do not currently have any lines of credit or bank financing, and we do not anticipate having access to bank financing for the foreseeable future. We may not be able to raise any additional money through equity or debt financings on acceptable terms or at all. If we were to raise additional funds through the issuance of equity or convertible debt securities, your investment in VNCI could be substantially diluted and those securities could have preferences and privileges that your securities do not have. If we are not able to complete additional financings when capital is needed, we will not be able to continue operating.

WE MAY BE UNABLE TO MEET THE PAYMENT SCHEDULE ON NOTES PAYABLE

            In January 1999, we re-negotiated amounts due to a trade creditor, Sanmina Corp., and our legal counsel and converted $3,575,000 in accounts payable balances to long-term debt. In connection with the re-negotation of such obligations, in June 1999, Sanmina transferred to us title to an additional $1,100,000 in value of our inventory located at a Sanmina subcontractor. In the first half of 1999, we repaid $1,175,000 of the principal amount of the $4,675,000 in long-term debt incurred in the first half of 1999. In January 2000, we defaulted on the interest payment due and we did not pay subsequent interest and principal payments on these notes when due. Subsequently, we made a partial payment to the holder of one of the notes. To date, neither of the holders of these notes has taken any action against the Company. We are currently seeking to re-negotiate the repayment terms of these notes and we consider successful renegotiation of the terms of these notes critical to our financial condition and future operations. We have not been successful in the discussions to date in obtaining the agreement of either of the holders to renegotiate the terms of either of these notes and there can be no assurance that we will be able to do so. Failure to re-negotiate the terms of these notes, including an extension of the terms, would have a materially adverse effect on the financial condition and cash flows of the Company.

CUSTOMERS MAY NOT BUY OUR PRODUCTS DUE TO CONCERNS OVER OUR VIABILITY

            Due to our recurring losses from operations and lack of cash, some potential customers may decide not to purchase our video network system because of concerns that we may be unable to service, enhance or upgrade the systems. If we are not able to alleviate concerns about our long-term viability, we may not be able to market and sell our video network system successfully and continue operations.

WE HAVE A HISTORY OF SIGNIFICANT LOSSES AND EXPECT LOSSES TO CONTINUE

            We have incurred substantial losses from operations to date and had an accumulated deficit of approximately $52.5 million through December 31, 1999. Our financial statements for the year ended and as of December 31, 1999, indicate that there is substantial doubt about our ability to continue as a going concern. We expect to continue to lose money for the foreseeable future.

            We recognized only $2.4 million in revenues during 1999, and recognized only $766,000 in revenues from the sale of products during the year 1998. We did not recognize any revenues in 1997. Accordingly, there is no historical basis for you to expect that we will be able to realize operating revenues or profits in the future. We have a limited number of orders for delivery early in 2000 and we cannot predict with accuracy what our revenues will be in the future. Our ability to generate sales and to recognize operating revenues in the future will depend on a number of factors, certain of which are beyond our control, including:

            - customer acceptance of products shipped and installed to date and in the future;

            - our ability to generate new sales of products and secure customer acceptance; and

            -       customer payments.

WE HAVE A LIMITED OPERATING HISTORY

            Although we were incorporated in 1993, we focused on research and development until we shipped our first commercial VidPhone system in the third quarter of 1998. James F. Bunker, our Chairman, has been with us since only July 1998 and Carl Muscari, our President and Chief Executive Officer, joined us in September 1999. In January 2000, we hired Stephen A. LeMarche as Vice President, Sales and Marketing. Accordingly, we have limited experience managing the Company since we shipped our first commercial video network system. Because of our limited operating history, you have limited information on which to assess our ability to realize operating revenues or profits in the future.

WE MAY NOT BE ABLE TO MARKET OUR PRODUCTS EFFECTIVELY

            We Are Dependent on Resellers. We distribute our products primarily through major sellers of telephony products, system integrators and VARs. Currently, we have agreements with approximately one dozen resellers. These arrangements are for relatively short contractual periods and may be terminated under certain circumstances. We cannot assure you that we will be able to maintain existing relationships or establish new relationships. We compete for relationships with third-party resellers with larger, better-established companies with substantially greater financial resources. If we cannot maintain our current reseller relationships and cannot develop new relationships, we may not be able to sell our video network system.

            Resellers May Not Be Effective Distributors. Sales to third-party resellers are expected to generate a significant part of our future revenues. However, we have sold only a limited number of video network systems and components under our reseller arrangements, and to date have recognized minimal revenues from those sales. We currently have limited orders from our resellers for additional sales of VidPhone systems. If our resellers fail to market and sell our products, or our products fail to become an accepted part of the resellers' product offerings, the value of your investment could be reduced.

            We May Not Be Able To Develop Direct Sales and Marketing Capabilities. We expect to depend on the marketing efforts of our resellers for the foreseeable future. However, we are developing a small direct marketing capability to promote our video network system and to support our resellers. We cannot assure you that we will be able to create awareness of, and demand for, our products through our marketing efforts, or that the development of our direct marketing capabilities will lead to sales of our products and services. If we cannot successfully develop our own sales and marketing capabilities, we may not succeed in building brand-name recognition of the VidPhone system, and we will remain solely dependent on reseller efforts.

THE MARKET FOR VIDEO COMMUNICATIONS PRODUCTS MAY NOT DEVELOP

            The market for video communications products is new and is rapidly evolving. As is typical for a new technology, demand for and market acceptance of new products is unpredictable. If the market for video communications products fails to develop or develops more slowly than expected, our business and financial condition could be materially and adversely affected.

UNCERTAIN PROTECTION OF INTELLECTUAL PROPERTY

            Our success will depend, in part, on our ability to protect our intellectual property rights to our proprietary hardware products. Toward that end, we rely in part on trademark, copyright and trade secret law to protect our intellectual property in the U.S. and abroad. The degree of protection provided by patents is uncertain and involves largely unresolved complex legal and factual questions.

            The process of seeking patent and trademark protection can be long and expensive, and there is no assurance that any pending or future applications will result in patents and/or registered trademarks. Further, we cannot assure you that any proprietary rights granted will provide meaningful protection or any commercial advantage to us. We also cannot assure you that claims for infringement will not be asserted or prosecuted against us in the future, although we are not presently aware of any basis for claims. A number of companies have developed and received proprietary rights to technologies that may be competitive with our technologies. Most of these entities are larger and have significantly greater resources than we do. Given the rapid development of technology in the telecommunications industry, we cannot assure you that our products do not or will not infringe upon the proprietary rights of others.

WE ARE DEPENDENT ON THIRD PARTIES FOR MANUFACTURING

            We outsource the manufacturing and assembly of many of the components of our products. We cannot assure you that our subcontractors will continue to perform under our agreements with them or that we will be able to negotiate continuing arrangements with these manufacturers on acceptable terms and conditions, or at all. In particular, our failure to pay these manufacturers when due during 1998 and 1999 could affect their willingness to continue working with us. If we cannot maintain relationships with our current subcontractors, we may not be able to find other suitable manufacturers. Any difficulties encountered with these manufacturers could cause product defects and/or delays and cost overruns and may cause us to be unable to fulfill orders on a timely basis. Any of these difficulties could materially and adversely affect us.

SALES OF A LARGE NUMBER OF SHARES IN THE PUBLIC MARKET COULD REDUCE THE MARKET PRICE OF OUR EQUITY SECURITIES

            Substantially all of our currently outstanding shares of common stock, including the shares covered by this prospectus, have been registered for sale under the Securities Act, are eligible for sale under an exemption from the registration requirements or are subject to registration rights pursuant to which holders may require us to register their shares in the future. Sales or the expectation of sales of a substantial number of shares of our common stock in the public market could adversely affect the prevailing market price of our common stock and other equity securities.

OUR MARKET VALUE IS HIGHLY VOLATILE

            The market price of our common stock has been highly volatile and may continue to fluctuate in the future. We completed an initial public offering of 295,714 shares of our common stock at a price of $38.50 per share in April 1997. Subsequently, in November 1997 we completed a follow-on public offering of 142,857 shares of common stock at a price of $161.875 per share. In June of 1999, we completed a public offering of 2,300,000 units, each unit consisting of three shares of common stock and two warrants with an exercise price of $4.00. The units were sold at a price of $7.50 per unit. On April 25, 2000, the last sales prices of our common stock and warrants as reported on the Nasdaq SmallCap market was $2.50 per share and $1.2813 per warrant. As a result of our stock price volatility, it is difficult to determine the market value of our company. You cannot be sure how the price of our equity securities might change in the future.

GOVERNMENT REGULATION

            Several components of our video network system, including the VidModem and VidPhone Switch, must comply with certain regulations of the Federal Communications Commission ("FCC"). Under FCC regulations, we will be required to follow a verification procedure consisting of a self-certification that the VidModem complies with applicable regulations pertaining to radio frequency devices. A qualified, independent testing facility tested the VidModem, and it was found to comply with FCC regulations. We obtained equipment registrations from the FCC for certain VidPhone system components, including the VidPhone switch, that are connected to the public switched telephone network.

            Although we believe that at present the VidPhone system complies with all applicable government regulations, future government regulations could increase the cost of bringing products to market or adversely affect our ability to market and sell our products and technology.

                                 USE OF PROCEEDS

            We will not receive any proceeds from the sale of the common stock offered by the selling stockholders covered by this prospectus, which are being offered for sale by the selling stockholders for their own account.

            If the outstanding publicly traded warrants are exercised in full, we will receive gross proceeds of $18,400,000. The publicly traded warrants are first exercisable on June 15, 2000. If the outstanding purchase options are exercised in full for cash, we will receive gross proceeds of $2,475,000 and will issue 600,000 shares of our common stock and warrants to purchase an additional 400,000 shares of our common stock. The outstanding purchase options are first exercisable on June 15, 2000. If the warrants issuable upon exercise of the outstanding purchase options are exercised in full, then we will receive additional gross proceeds of $2,640,000.

            We intend to use any net proceeds from the exercise of the outstanding publicly traded warrants, the outstanding purchase options and the warrants issuable upon exercise of the outstanding purchase options for general corporate purposes and to provide working capital. We may pay certain solicitation fees in connection with the exercise of the publicly traded warrants. At the time we completed our June 1999 public offering, we agreed to pay EarlyBirdCapital.com, the representative of the underwriters of that offering, a fee equal to 5% of the exercise price of each warrant exercised if EarlyBirdCapital.com solicited the exercise of such warrant. The payment of the solicitation fee is subject to certain conditions, including, among others, limitations imposed by the National Association of Securities Dealers, Inc. on the payment and scope of such fees.

                           PRICE RANGE OF COMMON STOCK

            Our common stock traded on the Nasdaq SmallCap Market from April 3, 1997 to October 30, 1997 and traded on the Nasdaq National Market from October 31, 1997 to April 30, 1999. As of May 3, 1999, our common stock trades on the Nasdaq SmallCap Market. The following table sets forth, for the periods indicated, the range of high and low sales prices per share reported on such quotation systems as adjusted to reflect the one share for seven shares reverse split in the common stock that occurred on April 14, 1999.

                                                                        AS ADJUSTED
                                                                 ------------------------
                                                                   HIGH             LOW
                                                                 ----------      --------
                  PERIOD ENDING:
                    June 30, 1997 (from April 3, 1997)......... $  99.750       $  41.125
                    September 30, 1997.........................   267.750          77.875
                    December 31, 1997..........................   257.250          89.250
                    March 31, 1998.............................   173.250         101.066
                    June 30, 1998..............................   141.750          46.375
                    September 30, 1998.........................    67.375          18.375
                    December 30, 1998..........................    38.500          12.250
                    March 31, 1999.............................    24.941           5.908
                    June 30, 1999..............................     7.658           2.438
                    September 30, 1999.........................     5.469           2.031
                    December 31, 1999..........................     4.313           1.625
                    March 31, 2000.............................     8.875           2.750

            The market price of our common stock historically has been highly volatile. We completed an initial public offering of 295,714 shares of our common stock at a price of $38.50 per share in April 1997. Subsequently, in November 1997 we completed a follow-on public offering of 142,857 shares of common stock at a price of $161.875 per share. In June 1999, we completed a public offering of our units consisting of three shares of common stock and two redeemable common stock purchase options. In the June 1999 offering, we sold a total of 2,300,000 units at $7.50 per unit, comprised of an aggregate of 6,900,000 shares of our common stock and an aggregate of 4,600,000 redeemable common stock purchase options. On April 25, 2000, the last sale price per share of our common stock as reported on the Nasdaq SmallCap market was $2.50 per share and the last sale price of our publicly traded warrants as reported on the Nasdaq SmallCap market was $1.2813 per share. It is difficult to predict the future market price per share of our common stock, and you cannot be sure how the price per share of our common stock may change in the future.

                             BENEFICIAL OWNERSHIP OF
                              SELLING STOCKHOLDERS

            The following table sets forth certain information provided to us by the selling stockholders regarding their beneficial ownership of our common stock as of the date of this prospectus, unless otherwise indicated. Unless otherwise noted, each security holder named has sole voting and investment power with respect to such shares, subject to community property laws where applicable.

            Selling stockholders may sell the shares of common stock covered by this prospectus at such times and in such amounts as they may determine. For purposes of preparing this table, we have assumed that each selling stockholder will sell all of the shares of common stock offered pursuant to this prospectus. However, we have not been advised by any selling stockholder whether they have any present intention to sell such shares.


                                                   SHARES BENEFICIALLY                                  SHARES BENEFICIALLY
                                                          OWNED                                                OWNED
                                                PRIOR TO THE OFFERING(1)                               AFTER THE OFFERING(1)
                                           ---------------------------------                        ---------------------------
                                            NUMBER OF                         NUMBER OF SHARES      NUMBER OF
         NAME OF BENEFICIAL OWNER            SHARES                PERCENT       BEING SOLD          SHARES             PERCENT
------------------------------------------ ------------          -----------  -----------------     ---------------------------
AG Superfund International Partners,
L.P. .....................................     20,962                  *%          20,962                --                 --
Ralph A. Bard III (2).....................     77,855                   *           5,714            72,141                  *
Kenneth Baronoff .........................      2,795                   *           2,795                --                 --
Stanley H. Blum...........................     10,857                   *          10,857                --                 --
Roger Booker (3) .........................     50,357                   *           1,397            48,960                  *
James F. Bunker (4) ......................    219,208                   2.5        10,558           208,650                2.3
Eugene Cacciamani (5) ....................     30,790                   *           2,795            27,995                  *
Conchetta Capotorto (6) ..................      6,987                   *           6,987                --                 --
Marc S. Cooper (7) .......................     82,452                   *           6,987            75,465                  *
Robert H. Emery (8) ......................     64,922                   *           8,415            56,507                  *
Kenneth M. Endelson ......................      5,714                   *           5,714                --                 --
Andrew Feiner (9) ........................     17,857                   *           2,857            15,000                  *
GAM Arbitrage Investments, Inc. ..........     20,962                   *          20,962                --                 --
Martin Grant .............................      1,428                   *           1,428                --                 --
Scott Greiper ............................      4,192                   *           4,192                --                 --
John W. Heilshorn, Jr. (10) ..............     16,046                   *          15,403               643                  *
Clifford Kendall (11) ....................     37,234                   *          27,949             9,285                  *
Carl Kleidman ............................      2,795                   *           2,795                --                 --
Leonardo, L.P. ...........................    181,671                   2.0       181,671                --                 --
Richard T. Liebhaber (12).................     31,520                   *          27,949             3,571                  *
Kenneth Logue  ...........................     13,975                   *          13,975                --                 --
Allan Lyons ..............................      6,987                   *           6,987                --                 --
William Maines ...........................      6,987                   *           6,987                --                 --
James Mitarotanda ........................      6,987                   *           6,987                --                 --
Howard W. Muchnick .......................      4,286                   *           4,286                --                 --
Mary Murphy(13)...........................      6,987                   *           6,987                --                 --
Jerald Politzer ..........................      6,987                   *           6,987                --                 --
Ramius Fund, Ltd..........................     83,848                   *          83,848                --                 --
Raphael, L.P. ............................     41,924                   *          41,924                --                 --
RCG Halifax Fund, Ltd.....................    249,368                   2.8       249,368                --                 --
Malladi Sudhakar Reddy....................      5,714                   *           5,714                --                 --
Raymond D. Rice (14) .....................     18,664                   *          15,403             3,261                  *
Martin and Ellen Rosenman ................      5,714                   *           5,714                --                 --
Stewart Shiman (15).......................     88,856                   1.0         5,714            83,142                  *
Carl E. Siegel ...........................      5,714                   *           5,714                --                 --

Jack M. Threadgill .......................      2,857                   *           2,857                --                 --

---------------

 *   Less than one percent.

     (1) Applicable percentage of common stock is based on 8,907,970 shares of common stock outstanding as of the date of this prospectus, including 6,900,000 shares of common stock issued as part of our outstanding units (each unit consisting of three shares of common stock and two redeemable common stock purchase warrants). The common stock and warrants that comprise the units are detachable and separately transferable. Beneficial ownership is determined in accordance with rules of the SEC and for each beneficial owner is based on information provided to us by such selling security holder. For each beneficial owner, shares of common stock subject to options or warrants exercisable within 60 days of the date of this prospectus are deemed outstanding.

     (2) Includes 39,000 shares of common stock and 26,000 publicly traded warrants to purchase shares of common stock held by Mr. Bard as units.

     (3) Mr. Booker serves as our Vice President, Operations and Engineering. Includes 48,960 shares of common stock that may be acquired upon the exercise of outstanding options.

     (4) Mr. Bunker serves as our Chairman. Includes (i) 53,090 shares of common stock that may be acquired by Mr. Bunker upon the exercise of outstanding options; (ii) 10,558 shares of common stock beneficially owned by Mr. Bunker through a family limited partnership that he controls; and (iii) 155,560 shares of common stock that may be acquired by the family limited partnership controlled by Mr. Bunker upon the exercise of outstanding options.

     (5) Dr. Cacciamani serves as a director of VNCI. Includes 27,965 shares of common stock issuable upon the exercise of outstanding options.

     (6) Shares are held by Mrs. Caportorto as custodian for Alexandra Caportorto under the New Jersey Uniform Gifts To Minors Act.

     (7) Mr. Cooper serves as a director of VNCI. Includes 25,714 shares of common stock that may be acquired upon the exercise of an option held by Barington Capital Group, L.P., 17,857 shares of common stock issuable upon the exercise of another option held by Barington and 31,894 shares of common stock issuable upon the exercise of other options held by Mr. Cooper. Includes options to acquire 3,857 shares of common stock which Cross Connect, L.L.C. has the right to acquire from Barington under certain circumstances. Cross Connect, L.L.C. is not affiliated with Barington or Mr. Cooper. Mr. Cooper disclaims beneficial ownership of the shares of common stock that may be acquired upon exercise of options held by Cross Connect and Barington.

     (8) Mr. Emery serves as our Chief Financial Officer and Vice President, Administration. Includes 54,960 shares of common stock that may be acquired by Mr. Emery upon the exercise of outstanding options and 833 shares of common stock that may be acquired upon the exercise of outstanding warrants that are presently exercisable.

     (9) Includes 9,000 shares of common stock and 6,000 publicly traded warrants to purchase shares of common stock held by Mr. Feiner as units.

     (10) Mr. Heilshorn is a principal of LHA, Inc., a public relations firm that performs services for VNCI. During 1999, 1998 and 1997, we paid LHA an aggregate of $86,797, $118,701, and $38,788 for its services, respectively. To date in 2000, we have paid LHA $14,784 for public relations services. We expect to continue to use LHA in the future.

     (11) Mr. Kendall served as the Chairman of our Board of Directors from 1994 to early 1999.

     (12) Mr. Liebhaber served as one of our directors from 1994 until 1998. Includes 3,571 shares of common stock held by Mr. Liebhaber through a family foundation.

     (13) Ms. Murphy served as our Vice President, Sales and Marketing from October 1997 to October 1998.

     (14) Includes warrants to purchase 821 shares of common stock at $28.00 per share and 15,403 shares of common stock beneficially owned by Mr. Rice through the Raymond D. Rice Revocable Declaration of Trust Dated 4/11/96. Mr. Rice served as an outside advisor to us from 1994 to early 1999. We did not pay Mr. Rice any compensation for his services in 1999, 1998 or 1997.

     (15) Includes 1,357 shares of common stock beneficially owned by Mr. Shiman through a charitable remainder trust, 45,000 shares of common stock and 30,000 publicly traded warrants to purchase shares of common stock held by Mr. Shiman as units, and warrants to purchase an additional 1,786 shares of common stock.

          The registration of the securities under the Securities Act shall not be deemed an admission by the selling stockholders or us that the selling stockholders are underwriters for purposes of the Securities Act of any of the securities offered under this prospectus. We provide you with a discussion of any material transactions involving us and the selling stockholders below under the caption "Certain Transactions With Selling Stockholders."

                 CERTAIN TRANSACTIONS WITH SELLING STOCKHOLDERS

            The following is a description of material transactions between us and the selling stockholders listed above during the past three years.

RELATED PARTY LOANS

            In April 1996, Clifford M. Kendall, then Chairman of the Board of Directors, loaned us $100,000 in aggregate principal amount, on which interest accrued quarterly at a fixed rate of 7% per year. We repaid the principal amount of and accrued interest on the loan after our initial public offering of common stock was completed in April 1997.

            On January 8, 1999, a limited partnership controlled by our Chairman and Chief Executive Officer, James Bunker, made a loan to us to permit us to continue operating. The principal amount of the loan was $100,000, which was converted into units in our February 1999 private placement. The purchase of securities by Mr. Bunker in the February 1999 private placement was made on the same terms and conditions as unaffiliated third parties purchasing units in the offering, except that Mr. Bunker was issued only 3,571 shares of common stock in the February 1999 private placement and unaffiliated third party investors investing the same dollar amount were issued 5,714 shares per unit. We repaid all of the promissory notes issued in the February 1999 private placement, including the note held by Mr. Bunker, in June 1999 using a portion of the net proceeds from our June 1999 public offering.

            Mr. Bunker voluntarily deferred the payment of his salary from November 9, 1998, through June 18, 1999, the date on which we closed the June 1999 public offering. His accrued and unpaid salary totaled $115,385 and we had repaid this obligation in full, without interest, by November 1999.

EQUITY TRANSACTIONS

Barington Capital Group, L.P.

            Mr. Marc Cooper served as the Chairman of Barington Capital Group, L.P. until June 1999, and continues to hold an equity interest in the LNA Capital Corp, the corporate general partner of Barington. Barington acted as the underwriter of our initial public offering of common stock completed in April 1997, for which it received underwriting discounts and commissions of approximately $1,100,000. In addition, Barington received a non-accountable expense allowance of $341,550, and was issued an option to purchase 25,714 shares of common stock. That option is exercisable until April 8, 2002 at an exercise price of $63.53 per share. Barington also served as an underwriter of our public offering of common stock completed in October 1997, for which it received underwriting fees and commissions of approximately $500,000.

            In December 1997, we granted Barington an option to acquire 17,857 shares of common stock at an exercise price of $96.67 per share, the fair market value of the common stock on the date of grant. The option was granted as consideration for business and financial services to be provided to us over a two-year period, including investment banking services and consulting services relating to mergers and acquisitions.

            We have agreed to use our best efforts (including the solicitation of proxies, if necessary) to elect one designee of Barington to the Board of Directors until April 8, 2002. Mr. Cooper has served as a director since April 1997 and was elected pursuant to this agreement.

            In July 1998, we issued $3,125,000 aggregate principal amount of 5% convertible debentures due 2003 in a private placement. Our directors and executive officers purchased an aggregate of $315,000 aggregate original principal amount of convertible debentures. The purchasers included Mr. Cooper, who purchased $25,000 original principal amount of convertible debentures. In addition, other principals and employees of Barington purchased in the aggregate $135,000 original principal amount of convertible debentures. We provide you with additional information about the issuance of the 5% convertible debentures below, under the caption "-- Issuance of 5% Convertible Debentures due 2003."

ISSUANCE OF 5% CONVERTIBLE DEBENTURES DUE 2003

            In July 1998, we issued $3,125,000 aggregate principal amount of convertible debentures. $2,500,000 aggregate original principal amount of convertible debentures were purchased by certain institutional investors (the "Institutional Investors"), and $625,000 aggregate original principal amount of convertible debentures were purchased by certain of our directors and executive officers and outside consultants to and others affiliated with the Company. Messrs. Kendall, Cooper, Liebhaber and Dr. Cacciamani, then directors of the Company, and Messrs. Bunker, Booker and Emery and Ms. Murphy, then executive officers of the Company, purchased convertible debentures in the offering. Following the issuance of the convertible debentures, the following persons held beneficially the principal amount of debentures indicated: Mr. Bunker -- $25,000; Mr. Booker -- $5,000; Mr. Emery -- $25,000; Ms. Murphy -- $25,000; Mr.
Kendall -- $100,000; Dr. Cacciamani -- $10,000; Mr. Cooper -- $25,000; and Mr.
Liebhaber -- $100,000. The offering, issuance and sale of the convertible debentures to certain directors and executive officers was a condition precedent to the consummation of the financing with the Institutional Investors. In accordance with the terms of the agreements governing the convertible debentures, all of the outstanding principal amount of and accrued and unpaid interest on the convertible debentures automatically converted to common stock on June 18, 1999, on the completion of our public offering. The holders of the convertible debentures agreed to hold the shares of common stock issued upon conversion of the convertible debentures until June 15, 2000, twelve months after the effective date of the registration statement for our June 1999 public offering. However, former holders of the convertible debentures may be released from their lock-up arrangement with the prior consent of the representative of the underwriters of our June 1999 public offering. The former holders of the convertible debentures are publicly offering and reselling the shares of common stock that they received upon the conversion of the convertible debentures pursuant to this prospectus.

ISSUANCE OF 5% SERIES B PREFERRED STOCK

            In August 1998, we issued in a private placement placement $1,150,000 of Series B 5% cumulative convertible preferred stock to Industrial Investments Company and AUS. PER. No. 1, Inc., two unaffiliated investors. Pursuant to agreements with these two investors, all of the issued and outstanding shares of Series B preferred stock automatically converted to common stock on June 18, 1999, upon the consummation of our June 1999 public offering. The offering and sale of the Series B preferred stock was an arms length transaction. AUS. PER. No. 1, Inc. purchased units in our February 1999 private placement on the same terms and conditions as other investors in that offering. AUS. PER. No. 1, Inc. is offering and selling shares of common stock it purchased in the February 1999 private placement pursuant to this prospectus.

            We believe that all of the above transactions were made on terms no less favorable to us than could have been obtained from unaffiliated third parties, and all of the transactions since our initial public offering were approved by at least a majority of our Board of Directors, including a majority of the disinterested members of the Board of Directors. All future transactions between us and any of our officers, directors and principal stockholders and their affiliates will be approved by at least a majority of the Board of Directors, including a majority of the independent and disinterested members of the Board of Directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                            DESCRIPTION OF SECURITIES

COMMON STOCK

            Our Certificate of Incorporation authorizes us to issue up to 30,000,000 shares of common stock, par value $.01 per share. Of the 30,000,000 shares of common stock authorized, 8,907,970 shares are issued and outstanding as of the date of this prospectus (including the shares of common stock issued as part of our outstanding units, which are described below). We also have reserved an additional 4,600,000 shares of common stock for issuance upon exercise of our outstanding publicly traded warrants, and an additional 157,056 shares of common stock for issuance upon exercise of our other outstanding warrants. We provide you with additional information about our outstanding warrants below.

            Holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors from funds legally available for such dividends. Upon liquidation, holders of shares of common stock are entitled to a pro rata share in any distribution available to holders of common stock. The holders of common stock have one vote per share on each matter to be voted on by stockholders, but are not entitled to vote cumulatively. Holders of common stock have no preemptive rights. All of the outstanding shares of common stock are, and all of the shares of common stock to be issued in connection with this offering will be, validly issued, fully paid and non-assessable.

PUBLICLY TRADED WARRANTS

            Each of the outstanding publicly traded warrants, and the warrants that we are offering and will issue pursuant to this prospectus upon exercise of the outstanding purchase options, will entitle the holder to purchase one shares of common stock. The outstanding publicly traded warrants have an initial exercise price of $4.00 per share. The warrants offered pursuant to this prospectus that are issuable upon exercise of the outstanding purchase options have an initial exercise price of $6.60 per share. The outstanding warrants currently trade, and the warrants issuable upon exercise of the outstanding purchase options when issued will trade, on the Nasdaq SmallCap market under the symbol "VNCIW." The following is a description of those warrants.

            The warrants are first exercisable on June 15, 2000, for a four-year period. No fractional shares of common stock will be issued in connection with the exercise of warrants. Upon exercise, we will pay the holder the value of any such fractional shares in cash, based upon the market value of the common stock at the time of exercise.

            The warrants will expire at 5:00 p.m., New York time, on June 15, 2004. In the event that a holder of warrants fails to exercise the warrants prior to their expiration, the warrants will expire and the holder thereof will have no further rights with respect to the warrants.

            We may, with the consent of the representative of our June 1999 public offering, redeem the warrants at any time after they become exercisable at a price of $.01 per warrant upon not less than 30 days' prior written notice if the last sale price of the common stock has been at least 200% of the then exercise price per warrant (initially $8.00 per share) for the 20 consecutive trading days ending on the third day prior to the date on which notice is given.

            A holder of warrants will not have any rights, privileges or liabilities as a stockholder of VNCI prior to the exercise of the warrants. We are required to keep available a sufficient number of authorized shares of common stock to permit exercise of the warrants. The exercise price of the warrants and the number of shares issuable upon exercise of the warrants are subject to adjustment to protect against dilution in the event of stock dividends, stock splits, combinations, subdivisions and reclassifications. We cannot assure you that the market price of our common stock will exceed the exercise price of the warrants at any time during the exercise period.

LOCK-UP AGREEMENTS

            The sale of certain of the securities offered and sold in this offering is limited by restrictions under agreements entered into with the representative of the underwriters of our June 1999 public offering. The holders of 721,741 shares of common stock offered hereby have agreed not to dispose of or transfer such shares of common stock until June 15, 2000. In addition, certain of our directors and executive officers and former directors and former executive officers holding 58,101 of the shares of common stock offered by this prospectus have agreed not to dispose of or transfer such shares until September 15, 2000. In all cases, the shares of common stock subject to the lock-up arrangements can be transferred earlier than the expiration date of the arrangement with the prior consent of the representative of our June 1999 public offering.

                              PLAN OF DISTRIBUTION

            The shares of common stock issuable by us upon exercise of the publicly traded warrants, and the shares of common stock and warrants issuable upon exercise of the outstanding purchase options and warrants underlying the purchase options, are offered solely by us and no underwriters are participating in this offering. However, at the time of our June 1999 public offering, we agreed to pay EarlyBirdCapital.com (formerly known as Southeast Research Partners, Inc.), which acted as the representative of the underwriters of that offering, 5% of the exercise price of each such warrant the exercise of which is solicited by EarlyBirdCapital.com. The payment of that solicitation fee is subject to several conditions including, among others, limitations imposed by the National Association of Securities Dealers on the payment and scope of such fees. No warrants will be exercisable unless at the time of exercise there is a current prospectus covering the shares of common stock issuable upon exercise of such warrants under an effective registration statement filed with the SEC and such shares have been qualified for sale or are exempt from qualification under the securities laws of the state of residence of the holder of such warrants. This prospectus is a part of the registration statement that we have filed relating to the shares of common stock issuable upon exercise of the publicly traded warrants, and the shares of common stock and warrants issuable upon exercise of the outstanding purchase options and the warrants underlying the purchase options. We have undertaken to keep this prospectus current, which will permit the purchase and sale of the common stock underlying the warrants, but there can be no assurance that we will be able to do so. Although we intend to seek to qualify for sale the shares of common stock underlying the warrants in various states, there can be no assurance that we will be able to do so. The exercise period of the publicly traded warrants is currently due to expire on June 15, 2004.

            This prospectus also registers shares of common stock for resale by certain selling stockholders. The distribution of the securities by the selling stockholders, or by pledgees, donees, transferees or other successors in interest, may be effected from time to time in transactions on the Nasdaq SmallCap market, other exchanges or in the over-the-counter market, or in negotiated transactions or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling stockholders may sell their shares of common stock from time to time by one or more of the following methods:

            - a block trade in which the broker or dealer engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

            - purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

            - an exchange distribution in accordance with the rules of such exchange; or

            - ordinary brokerage transactions and transactions in which the broker solicits purchasers.

In addition, any selling stockholder may sell any shares of common stock covered by this prospectus which qualify pursuant to Rule 144 rather than under this prospectus. Broker-dealers through which transactions involving the common stock are effected may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the securities for whom such broker-dealers may act as agent or to whom they may sell as principal, or both. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling stockholders in connection with sales of the common stock. The selling stockholders have advised us that they have not entered into any underwriting arrangements or understandings relating to the sale of their shares and there is no underwriter or coordinating broker acting in connection with the sale of the shares of common stock by the selling stockholders.

            In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from selling stockholders in amounts to be negotiated immediately prior to the sale. The selling stockholders and agents who execute orders on their behalf may be deemed to be underwriters as that term is defined in Section 2(11) of the Securities Act and may be required to comply with the prospectus delivery requirements of the Securities Act. In addition, a portion of any proceeds of sales and discounts, commissions or other compensation may be deemed to be underwriting compensation for purposes of the Securities Act. The selling stockholders also may be subject to the anti-manipulation requirements of the Securities Act. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

            The validity of the equity securities offered hereby and legal matters will be passed upon for us by Shaw Pittman, Washington, D.C., a partnership including professional corporations.

                                     EXPERTS

            The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-KSB for the year ended December 31, 1999, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY SHARES IN ANY JURISDICTION WHERE IT IS UNLAWFUL. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF MAY 3, 2000.

                        5,600,000 SHARES OF COMMON STOCK

                400,000 REDEEMABLE COMMON STOCK PURCHASE WARRANTS



                    [VIDEO NETWORK COMMUNICATIONS, INC. LOGO]



                       VIDEO NETWORK COMMUNICATIONS, INC.

                                   MAY 3, 2000

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

            The following table sets forth the expenses incurred or to be incurred by the Registrant in connection with the issuance and distribution of the securities to be offered and sold pursuant to this Registration Statement. All of the information set forth below constitutes good faith estimates of the expenses indicated, other than the SEC registration fee, the NASD filing fee and the Nasdaq filing fee.

                                 DESCRIPTION                               AMOUNT
     -------------------------------------------------------------------------------
     SEC registration fee.............................................  $     13,770
     NASD filing fee..................................................         4,553
     Nasdaq filing fee................................................        17,500
     Blue Sky fees and expenses (including fees of counsel)...........        20,000
     Printing expenses................................................       177,000
     Transfer agent and registrar's fee...............................         3,000
     Legal fees and expenses (other than Blue Sky)....................       335,000
     Accounting fees and expenses.....................................       175,000
     Miscellaneous....................................................        21,177
                                                                        ------------
          Total.......................................................  $    767,000
                                                                        ============

ITEM 27.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.



                                              EXHIBITS
                        --------------------------------------------------------
            1.1*        Form of Underwriting Agreement.

            3.1 Fourth Amended and Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit
                        3.1 of the Registrant's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1999 (the "Third
                        Quarter 1999 Form 10-QSB") filed with the Securities and
                        Exchange Commission under the Securities Act of 1933, as amended).

            3.2         Amended and Restated Bylaws of the Registrant
                        (Incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form SB-2 (File
                        No. 333-20625) filed with the Securities and Exchange
                        Commission under the Securities Act of 1933, as amended
                        (the "1997 Form SB-2")).

            3.3 Amendment to Amended and Restated Bylaws of the Company effective June 8th, 1999 (Incorporated by reference to Exhibit 3.4 of the Registrant's Amended Quarterly Report on Form 10-QSB\A for the quarter ended June 30, 1999
                        (the "Amended Second Quarter 1999 Form 10-QSB") filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended).

            4.1 Form of Warrant for the purchase of shares of common stock, issued in connection with the private placement of $2,000,000 aggregate principal amount of Bridge Notes
                        (Incorporated by reference to Exhibit 3.4 to the 1997
                        Form SB-2).

            4.2 Form of Warrant for the purchase of shares of common stock, issued in connection with the private placement of units in June 1995 and August 1996 (Incorporated by reference to Exhibit 3.5 to the 1997 SB-2).

            4.3 Form of Warrants for the purchase of 100,000 shares of common stock, issued in connection with the private placement of Series A Convertible Preferred Stock and warrants in December 1996 and January 1997 (Incorporated by reference to Exhibit 3.7 to the 1997 SB-2).

            4.4 Form of Option for the purchase of 180,000 shares of common stock, issued to Barington Capital Group, L.P.
                        (Incorporated by reference to Exhibit 3.8 to the 1997
                        SB-2).

            4.5* Specimen certificate evidencing shares of common stock of the Registrant.

            4.6         Form of Warrant issued in connection with the Series B
                        5% Cumulative Convertible Preferred Stock of the
                        Registrant (Incorporated by reference to Exhibit 4.11 forming a part of the 1998 S-3).

            4.7         Senior Note issued to Sanmina Corporation by the
                        Registrant with a principal amount of $4,300,000.
                        (Incorporated by reference to Exhibit 4.10 forming a part of the Registrant's Annual Report on Form 10-KSB, as amended, for the year ended December 31, 1998 (the
                        "1998 Form 10-KSB").

            4.8 Note issued to Shaw Pittman by the Registrant with a principal amount of $400,000 (Incorporated by reference to Exhibit 4.11 forming a part of the 1998 Form 10-KSB).

            4.9 Form of Warrant for the purchase of 275,000 shares of common stock, issued to Sanmina Corporation.
                        (Incorporated by reference to Exhibit 4.12 forming a part of the 1998 Form 10-KSB).

            4.10 Form of Warrant for the purchase of 40,000 shares of common stock, issued to Shaw Pittman (Incorporated by reference to Exhibit 4.13 forming a part of the 1998
                        Form 10-KSB).

            4.11*       Form of Unsecured Promissory Note, issued on February 4,
                        1999 to various subscribers in a private placement.

            4.12 Form of Representative's Purchase Option (Incorporated by reference to Exhibit 4.15 to the 1999 Form SB-2).

            4.13*       Specimen certificate evidencing Redeemable Common Stock
                        Purchase Warrant.

            4.14*       Form of Warrant Agreement.

            4.15*       Specimen certificate evidencing unit.

            10.1        1994 Stock Option Plan (Incorporated by reference to
                        Exhibit 10.1 forming a part of the 1997 SB-2).

            10.2        1996 Stock Incentive Plan (Incorporated by reference to
                        Exhibit 10.2 forming a part of the 1997 SB-2).

            10.3 Form of Consulting Agreement by and between the Registrant and Barington Capital Group, L.P.
                        (Incorporated by reference to Exhibit No. 10.4 forming a part of the 1997 SB-2).

            10.4        Letter Agreement, dated October 7, 1996, between
                        Barington Capital Group and the Registrant (Incorporated by reference to Exhibit No. 10.5 to the 1997 SB-2).

            10.5        Letter Agreement, dated December 5, 1995, by and among
                        PVR Securities, Inc., the Registrant, Steven A. Rogers and John B. Torkelsen (Incorporated by reference to Exhibit 10.6 to the 1997 SB-2).

            10.6 Form of Stock Option Agreement, dated December 18, 1997, by and between the Registrant and Barington Capital
                        Group, L.P. (Incorporated by reference to Exhibit 10.8 forming a part of the Registrant's Annual Report on Form
                        10-KSB, as amended, for the year ended December 31,
                        1997).

            10.7 Subscription Agreement, dated as of July 1, 1998, by and among the Registrant and certain Institutional Investors
                        (Incorporated by reference to Exhibit 4.1 forming a part of the July 8-K).

            10.8 Subscription Agreement, dated as of July 8, 1998, by and among the Registrant and certain Investors (Incorporated by reference to Exhibit 4.2 forming a part of the Registrant's Current Report on Form 8-K dated July 1,
                        1998 and filed July 16, 1998 with the Securities and Exchange Commission under the Securities Exchange Act of
                        1934, as amended (the "July 1998 8-K").

            10.9        Strategic Alliance and Marketing Agreement between the
                        Registrant and Unisys Corporation (Incorporated by reference to Exhibit 10.9 to the 1998 Form 10-KSB).

            10.10*      Letter of Intent, dated January 14, 1999, between
                        Southeast Research Partners, Inc. and the Registrant.

            10.11*      Agency Agreement, dated as of January 25, 1999, between
                        Southeast Research Partners, Inc. and the Registrant.

            10.12* Form of Subscription Agreement, dated January 25, 1999, between the Registrant and certain Investors.

            10.13*      Employment Agreement, dated July 13, 1998, between the
                        Registrant and James F. Bunker.

            10.14       Letter Agreement dated January 12, 1999, between the
                        Registrant and Sanmina Corporation (Incorporated by reference to Exhibit 10.15 to the 1998 Form 10-KSB).

            10.15       Letter Agreement dated January 21, 1999 between the
                        Registrant and Shaw Pittman Potts & Trowbridge
                        (Incorporated by reference to Exhibit 10.16 to the 1998
                        Form 10-KSB).

            10.16* Form of Letter Agreement between the Registrant and the holders of the 5% Convertible Debentures due 2003, dated
                        May 1999.

            10.17 Amendment to Employment and Consulting Agreement by and between the Registrant and James F. Bunker dated as of September 9, 1999 (Incorporated by reference to Exhibit
                        10.17 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1999).

            10.18 Employment Agreement by and between the Registrant and Carl Muscari dated September 9, 1999 (Incorporated by reference to Exhibit 10.16 to the Third Quarter 1999
                        Form 10-QSB).

            10.19       1999 Stock Incentive Plan (Incorporated by reference to
                        Exhibit 10.15 to the Third Quarter 1999 Form 10-QSB).

            11.1*       Statement re: computation of per share earnings.

            21*         Subsidiaries of the Registrant.

            23          Consent of PricewaterhouseCoopers LLP.

            24.1*       Power of Attorney of Richard S. Friedland.

            24.2        Power of Attorney of Cheryl Snyder



----------

 * Previously filed.

                                   SIGNATURES

            In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies it has reasonable grounds to believe it meets all the requirements for filing on Form S-3 and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Rockingham, New Hampshire, on May 3, 2000.


                                           VIDEO NETWORK COMMUNICATIONS, INC.

                                           By: /s/ CARL MUSCARI
                                               ----------------
                                           Carl Muscari
                                           President and Chief Executive Officer

            In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and as of the dates indicated.

             SIGNATURES                                 TITLE                         DATE
----------------------------------      --------------------------------------     -----------
/s/ CARL MUSCARI                          President and Chief Executive            May 3, 2000
-------------------------                   Officer and Director
Carl Muscari                               (Principal Executive Officer)


/s/ ROBERT H. EMERY                       Chief Financial Officer and Vice         May 3, 2000
-------------------------                  President, Administration
Robert H. Emery                            and Secretary (Principal
                                           Financial and Accounting Officer)
                                           Officer)

/s/ JAMES F. BUNKER*                      Chairman of the Board of Directors       May 3, 2000
-------------------------
James F. Bunker


/s/ EUGENE R. CACCIAMANI*                 Director                                 May 3, 2000
-------------------------
Eugene R. Cacciamani


/s/ MARC S. COOPER*                       Director                                 May 3, 2000
-------------------------
Marc S. Cooper


/s/ RICHARD S. FRIEDLAND*                 Director                                 May 3, 2000
-------------------------
Richard S. Friedland


/s/ STEVEN A. ROGERS*                     Director                                 May 3, 2000
-------------------------
Steven A. Rogers


/s/ CHERYL SNYDER*                        Director                                 May 3, 2000
-------------------------
Cheryl Snyder


*By:   /s/ ROBERT H. EMERY                Attorney-in-Fact                         May 3, 2000
      --------------------
Robert H. Emery

                                  EXHIBIT INDEX

                                             EXHIBITS
                        ---------------------------------------------------

            1.1*        Form of Underwriting Agreement.

            3.1 Fourth Amended and Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit
                        3.1 of the Registrant's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1999 (the "Third
                        Quarter 1999 Form 10-QSB") filed with the Securities and
                        Exchange Commission under the Securities Act of 1933, as amended).

            3.2         Amended and Restated Bylaws of the Registrant
                        (Incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form SB-2 (File
                        No. 333-20625) filed with the Securities and Exchange
                        Commission under the Securities Act of 1933, as amended
                        (the "1997 Form SB-2")).

            3.3 Amendment to Amended and Restated Bylaws of the Company effective June 8th, 1999 (Incorporated by reference to Exhibit 3.4 of the Registrant's Amended Quarterly Report on Form 10-QSB\A for the quarter ended June 30, 1999
                        (the "Amended Second Quarter 1999 Form 10-QSB") filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended).

            4.1 Form of Warrant for the purchase of shares of common stock, issued in connection with the private placement of $2,000,000 aggregate principal amount of Bridge Notes
                        (Incorporated by reference to Exhibit 3.4 to the 1997
                        Form SB-2).

            4.2 Form of Warrant for the purchase of shares of common stock, issued in connection with the private placement of units in June 1995 and August 1996 (Incorporated by reference to Exhibit 3.5 to the 1997 SB-2).

            4.3 Form of Warrants for the purchase of 100,000 shares of common stock, issued in connection with the private placement of Series A Convertible Preferred Stock and warrants in December 1996 and January 1997 (Incorporated by reference to Exhibit 3.7 to the 1997 SB-2).

            4.4 Form of Option for the purchase of 180,000 shares of common stock, issued to Barington Capital Group, L.P.
                        (Incorporated by reference to Exhibit 3.8 to the 1997
                        SB-2).

            4.5* Specimen certificate evidencing shares of common stock of the Registrant.

            4.6         Form of Warrant issued in connection with the Series B
                        5% Cumulative Convertible Preferred Stock of the
                        Registrant (Incorporated by reference to Exhibit 4.11 forming a part of the 1998 S-3).

            4.7         Senior Note issued to Sanmina Corporation by the
                        Registrant with a principal amount of $4,300,000.
                        (Incorporated by reference to Exhibit 4.10 forming a part of the Registrant's Annual Report on Form 10-KSB, as amended, for the year ended December 31, 1998 (the
                        "1998 Form 10-KSB").

            4.8 Note issued to Shaw Pittman by the Registrant with a principal amount of $400,000 (Incorporated by reference to Exhibit 4.11 forming a part of the 1998 Form 10-KSB).

            4.9 Form of Warrant for the purchase of 275,000 shares of common stock, issued to Sanmina Corporation.
                        (Incorporated by reference to Exhibit 4.12 forming a part of the 1998 Form 10-KSB).

            4.10* Form of Warrant for the purchase of 40,000 shares of common stock, issued to Shaw Pittman (Incorporated by reference to Exhibit

                        4.13 forming a part of the 1998 Form 10-KSB).

            4.11*       Form of Unsecured Promissory Note, issued on February 4,
                        1999 to various subscribers in a private placement.

            4.12*       Form of Representative's Purchase Option.

            4.13*       Specimen certificate evidencing Redeemable Common Stock.
                        Purchase Warrant.

            4.14*       Form of Warrant Agreement.

            4.15*       Specimen certificate evidencing unit.

            10.1        1994 Stock Option Plan (Incorporated by reference to
                        Exhibit 10.1 forming a part of the 1997 SB-2).

            10.2        1996 Stock Incentive Plan (Incorporated by reference to
                        Exhibit 10.2 forming a part of the 1997 SB-2).

            10.3 Form of Consulting Agreement by and between the Registrant and Barington Capital Group, L.P.
                        (Incorporated by reference to Exhibit No. 10.4 forming a part of the 1997 SB-2).

            10.4        Letter Agreement, dated October 7, 1996, between
                        Barington Capital Group and the Registrant (Incorporated by reference to Exhibit No. 10.5 to the 1997 SB-2).

            10.5        Letter Agreement, dated December 5, 1995, by and among
                        PVR Securities, Inc., the Registrant, Steven A. Rogers and John B. Torkelsen (Incorporated by reference to Exhibit 10.6 to the 1997 SB-2).

            10.6 Form of Stock Option Agreement, dated December 18, 1997, by and between the Registrant and Barington Capital
                        Group, L.P. (Incorporated by reference to Exhibit 10.8 forming a part of the Registrant's Annual Report on Form
                        10-KSB, as amended, for the year ended December 31,
                        1997).

            10.7 Subscription Agreement, dated as of July 1, 1998, by and among the Registrant and certain Institutional Investors
                        (Incorporated by reference to Exhibit 4.1 forming a part of the July 8-K).

            10.8 Subscription Agreement, dated as of July 8, 1998, by and among the Registrant and certain Investors (Incorporated by reference to Exhibit 4.2 forming a part of the Registrant's Current Report on Form 8-K dated July 1,
                        1998 and filed July 16, 1998 with the Securities and Exchange Commission under the Securities Exchange Act of
                        1934, as amended (the "July 1998 8-K").

            10.9        Strategic Alliance and Marketing Agreement between the
                        Registrant and Unisys Corporation (Incorporated by reference to Exhibit 10.9 to the 1998 Form 10-KSB).

            10.10*      Letter of Intent, dated January 14, 1999, between
                        Southeast Research Partners, Inc. and the Registrant.

            10.11*      Agency Agreement, dated as of January 25, 1999, between
                        Southeast Research Partners, Inc. and the Registrant.

            10.12* Form of Subscription Agreement, dated January 25, 1999, between the Registrant and certain Investors.

            10.13*      Employment Agreement, dated July 13, 1998, between the
                        Registrant and James F. Bunker.

            10.14       Letter Agreement dated January 12, 1999, between the
                        Registrant and Sanmina Corporation (Incorporated by reference to Exhibit 10.15 to the 1998 Form 10-KSB).

            10.15       Letter Agreement dated January 21, 1999 between the
                        Registrant and Shaw Pittman Potts & Trowbridge
                        (Incorporated by reference to Exhibit 10.16 to the 1998
                        Form 10-KSB).

            10.16* Form of Letter Agreement between the Registrant and the holders of the 5% Convertible Debentures due 2003, dated
                        May 1999.

            10.17 Amendment to Employment and Consulting Agreement by and between the Registrant and James F. Bunker dated as of September 9, 1999 (Incorporated by reference to Exhibit
                        10.17 to the Registrant's Annual Report on Form 10-KSB for

                        the year ended December 31, 1999).

            10.18 Employment Agreement by and between the Registrant and Carl Muscari dated September 9, 1999 (Incorporated by reference to Exhibit 10.16 to the Third Quarter 1999
                        Form 10-QSB).

            10.19       1999 Stock Incentive Plan (Incorporated by reference to
                        Exhibit 10.15 to the Third Quarter 1999 Form 10-QSB).

            11.1*       Statement re: computation of per share earnings.

            21*         Subsidiaries of the Registrant.

            23          Consent of PricewaterhouseCoopers LLP.

            24.1*       Power of Attorney of Richard S. Friedland.

            24.2        Power of Attorney of Cheryl Snyder.

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 * Previously filed.



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